EXHIBIT 99.1

Valneva Receives Initial CHMP Assessment of its Inactivated, Adjuvanted COVID-19 Vaccine Candidate VLA2001

Saint Herblain (France), February 25, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has provided an initial assessment of Valneva’s inactivated, adjuvanted COVID-19 vaccine candidate, VLA2001. Valneva has received a list of questions from the CHMP and is confident that it will be able to respond to these in the coming days. Following the Company’s response, the EMA will provide a timetable towards anticipated conditional approval.

Subject to the CHMP’s acceptance of Valneva’s responses and the EMA’s timetable, Valneva anticipates receiving a positive CHMP recommendation for conditional approval of VLA2001 for primary immunization in adults 18 to 55 years of age at the end of the first quarter of 2022. Following such conditional approval, the Company would expect to deliver the first shipments of VLA2001 to European countries early in the second quarter of 2022.

Thomas Lingelbach, Chief Executive Officer of Valneva, commented, “We are pleased with the initial CHMP assessment and look forward to providing our responses as soon as possible. VLA2001 is the only inactivated COVID-19 vaccine in clinical development in Europe, and this brings us closer to our objective of providing a differentiated vaccine option to the population and physicians who need it. Adults aged 18 to 55 represent the vast majority of unvaccinated people in Europe, and we continue to receive messages every day from many who are looking for a more traditional and established vaccine approach.”

The Company is currently conducting additional clinical studies aiming to gradually expand the label and indications of VLA2001 to further age groups, including for potential use as a booster vaccine in the course of 2022.

Valneva signed an agreement with the European Commission (EC) in November 2021 to supply up to 60 million doses of VLA2001 over two years, including 24.3 million doses in 20221. Valneva has commenced manufacturing for the EC and Bahraini supply contracts and has inventory ready for labelling and deployment upon regulatory approval.

About VLA2001
VLA2001 is currently the only whole virus, inactivated, adjuvanted vaccine candidate in clinical trials against COVID-19 in Europe. It is intended for active immunization of at-risk populations to prevent carriage and symptomatic infection with COVID-19 during the pandemic and for routine vaccination including addressing new variants. VLA2001 is produced on Valneva’s established Vero-cell platform, leveraging the manufacturing technology for Valneva’s licensed Japanese encephalitis vaccine, IXIARO®. VLA2001 consists of inactivated whole virus particles of SARS-CoV-2 with high S-protein density, in combination with two adjuvants, alum and CpG 1018. This adjuvant combination has consistently induced higher antibody levels in preclinical experiments than alum-only formulations and shown a shift of the immune response towards Th1. CpG 1018 adjuvant, supplied by Dynavax Technologies Corporation (Nasdaq: DVAX), is a component of the US FDA- and EMA-approved HEPLISAV-B® vaccine. VLA2001’s manufacturing process, which has already been upscaled to final industrial scale, includes chemical inactivation to preserve the native structure of the S-protein. VLA2001 is expected to conform with standard cold chain requirements (2 to 8 degrees Celsius).

About Valneva SE

Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, design, data read-outs, anticipated results and completion of clinical trials of VLA2001 and with respect to possible regulatory approval of VLA2001. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection and the impact of the COVID-19 pandemic. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Signs Purchase Agreement with European Commission for its Inactivated COVID-19 Vaccine VLA2001